UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                             -----------------------

                             MANUGISTICS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)

                                    565011103
                                 (CUSIP Number)

                             -----------------------

                               STEPHEN P. REYNOLDS
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 08330
                            TEL. NO.: (203) 622-3050
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  JULY 1, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================


                                Page 1 of 8 Pages

                                       SCHEDULE 13D

CUSIP NO.  565011103                                           PAGE 2 OF 8 PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GENERAL ATLANTIC PARTNERS, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                      1,373,648

       9              SOLE DISPOSITIVE POWER

                      -0-

       10             SHARED DISPOSITIVE POWER

                      1,373,648

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,648

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON
             OO

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  565011103                                           PAGE 3 OF 8 PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GAP COINVESTMENT PARTNERS,  L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      1,373,648

       9              SOLE DISPOSITIVE POWER

                      -0-

       10             SHARED DISPOSITIVE POWER
                      1,373,648

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,373,648

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

                                       SCHEDULE 13D

CUSIP NO.  565011103                                           PAGE 4 OF 8 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GENERAL ATLANTIC PARTNERS 26, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                      1,373,648

       9              SOLE DISPOSITIVE POWER

                      -0-

       10             SHARED DISPOSITIVE POWER

                      1,373,648

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,648

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON
             PN
------ --------------

CUSIP NO.  565011103                                           PAGE 5 OF 8 PAGES
         ---------------------------




      Amendment No. 1 to Schedule 13D
      -------------------------------

            The statement on Schedule 13D filed on February 20, 1996 (the "Statement"), relating to the Common Stock, par value $.002 per share (the "Shares"), issued by Manugistics Group, Inc. (the "Company"), is hereby amended by this Amendment No. 1 as indicated below. Unless otherwise indicated, all capitalized terms shall have the meaning provided in the Statement.

Item 2.     Identity and Background
            -----------------------

            Item 2 is hereby amended and restated to read in its entirety, as
            -----------------------------------------------------------------
            follows:
            --------

            This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP LLC"), General Atlantic Partners 26, L.P., a Delaware limited partnership ("GAP 26"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP 26 and GAP LLC, the "Reporting Persons"). GAP LLC, GAP 26 and GAPCO are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. The Reporting Persons are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 26 is GAP LLC. The managing members of GAP LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds,
J. Michael Cline, William O. Grabe and William E. Ford (collectively, "the GAP LLC Managing Members"). The GAP LLC Managing Members are also the general partners of GAPCO.

            None of the Reporting Persons and none of the above individuals has, during the last five years, been a defendant in (i) any criminal proceeding or
(ii) any civil proceeding which

CUSIP NO.  565011103                                           PAGE 6 OF 8 PAGES
         ---------------------------




has resulted in any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            Item 5 is hereby amended and restated to read in its entirety, as
            -----------------------------------------------------------------
            follows:
            --------

            (a) As of July 3, 1997, GAP LLC, GAP 26 and GAPCO each own of record no Shares, 1,183,314 Shares and 190,334 Shares, respectively, or 0%, 5.4% and 0.9%, respectively, of the issued and outstanding Shares. By virtue of the fact that the GAP LLC Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, GAP 26 and GAPCO may be deemed to share voting power and the power to direct the disposition of the Shares which each partnership owns of record. Accordingly, as of July 3, 1997, each of GAP LLC, GAP 26 and GAPCO may be deemed to own beneficially an aggregate of 1,373,648 Shares or 6.3% of the issued and outstanding shares.

            (b) Each of GAP LLC, GAP 26 and GAPCO has the shared power to direct the vote and the shared power to direct the disposition of the 1,373,648 Shares that may be deemed to be owned beneficially by each of them.

            (c) On June 30, GAP 26 distributed an aggregate of 400,000 Shares to its limited partners and its general partner. Of the 400,000 Shares, 69,860 were distributed to GAP LLC, the general partner of GAP 26.

            (d) Beginning on July 1, 1997 the Reporting Persons made the following dispositions in the public market:

CUSIP NO.  565011103                                           PAGE 7 OF 8 PAGES
         ---------------------------



Date       GAPCO      GAP 26    GAP LLC        Total       Price Per       Total Price
----       -----      ------    -------        -----       ---------       -----------
                                                           Share
                                                           -----
07/01/97   11,986     0         13,014         25,000      $43.50       $    1,087,500
07/02/97   52,366     0         56,846         109,212     $42.08        $4,595,640.96
Total      64,352     0         69,860         134,212                   $5,683,140.96





                     [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  565011103                                           PAGE 8 OF 8 PAGES
         ---------------------------





                                      SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 14, 1997.

                        GENERAL ATLANTIC PARTNERS, LLC

                        By:   /s/ Stephen P. Reynolds
                              --------------------------
                              Stephen P. Reynolds
                              A Managing Member

                        GENERAL ATLANTIC PARTNERS 26, L.P.

                        By:   General Atlantic Partners, LLC
                              its General Partner


                        By:   /s/ Stephen P. Reynolds
                              --------------------------
                              Stephen P. Reynolds
                              A Managing Member


                        GAP COINVESTMENT PARTNERS, L.P.

                        By:   /s/ Stephen P. Reynolds
                              --------------------------
                              Stephen P. Reynolds
                              A General Partner